Exhibit 99.1

200, 224 - 4th Ave. S., Saskatoon, Sask., Canada S7K 5M5 Tel. (306) 668 - 7505 Fax. (306) 668 - 7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

March 29, 2007

Dear Shareholder:

It is my pleasure to invite you to attend the annual and special meeting of shareholders of Claude Resources Inc. (“Claude”), which will be held on Tuesday, May 8, 2007 in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. It is an opportunity for the directors and Management of Claude to meet with you, our shareholders. At the meeting, we will report to you on Claude’s performance in 2006 and our plans for the future.

Included in this package are Claude’s 2007 Notice of the Meeting, Management Information Circular, Proxy, and Mail List Request Form. These materials describe the business to be dealt with at the meeting and provide you with additional information about Claude and its directors and executive officers. Please exercise your rights as shareholders either by attending the meeting in person or by using the enclosed request for voting instructions or form of proxy.

I thank you for your interest and confidence in Claude Resources Inc., and I urge you to exercise your right to vote.

Sincerely,

CLAUDE RESOURCES INC.

/s/ Josef Spross

Josef Spross
Chairman of the Board of Directors

CLAUDE RESOURCES INC.
Information Circular
For the Annual General & Special Meeting of Shareholders
to be held on May 8, 2007

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual General and Special Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of March 21, 2007, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on May 8, 2007, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the Form of Proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise uncompleted. A Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)
be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 21, 2007, there were 76,968,830 common shares in the capital stock of the Corporation ("Common Shares") issued and outstanding. Each Common Share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed March 21, 2007, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on March 21, 2007, shall be entitled to vote the Common Shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after March 21, 2007 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

This proxy circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors, the appointment of auditors and proposed amendments to the Corporation’s Stock Option Incentive Plan and Employee Share Purchase Plan.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the financial statements for the most recently completed fiscal year of the Corporation together with the auditors' report on such financial statements. Reference is made to the financial statements and auditors' report with respect to the fiscal year ended December 31, 2006 which accompanies this Information Circular. Receipt and review, at the Meeting, of the auditors’ report and the Corporation's financial statements will not constitute approval or disapproval of any matters referred to therein. These audited consolidated financial statements form part of the 2006 Annual Report, copies of which may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the representatives of management named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The persons named below are Management’s nominees to the Board of Directors of the Corporation (the “Board”):

Name and Place of Residence	Office Held and Time As Director	Principal Occupation	Other Public Board Directorships

Josef Spross(1) (2) (3) (4) Saskatoon, SK	Chairman of the Board since December 31, 2006; Director since August, 2006.	Businessperson.	Centerra Gold Inc.; Titan Uranium Inc.
Ronald J. Hicks, C.A.(1) (2) (3) (4) Saskatoon, SK	Director since May, 2006.	Chartered Accountant	Ducks Unlimited Canada
Jon MacNeill(4) Calgary, AB	Director since June, 1982.	Businessperson.	None.
Neil McMillan Saskatoon, SK	CEO & President since March, 2004, previously President and Director since April, 1996	CEO & President of the Corporation.	Shore Gold Inc.; Cameco Corporation
Ted Nieman(1) (2) Saskatoon, SK	Director since January, 2007	Senior Vice President, Canpotex Limited	None.
J.Robert Kowalishin, P.Eng(1) (2) (4) Saskatoon, SK	Director Since March, 2007	Businessperson	None.
Raymond A. McKay LaRonge, SK	Not currently a Director of the Corporation	Businessperson	None

(1)	Member of the Audit Committee
(2)	Member of the Nominating, Corporate Governance
(3)	Member of the Reserves Committee
(4)	Member of the Safety, Health & Environmental (SHE) Committee

Other than Mr. Raymond MacKay, who is currently not a director or officer of the Corporation, all of the director nominees have held the offices and principal occupations identified above for not less than five years except as follows: Mr. Spross who joined the Board in August, 2006; Mr. Hicks who joined the Board in May, 2006; Mr. Nieman who joined the Board in January, 2007; Mr. Kowalishin who joined the Board in March, 2007; and Mr. McMillan who, until March 2004, was President of the Corporation.

All of the director nominees are considered independent according to NI 52-110 (as defined below under “Corporate Governance”) except for: Mr. Jon MacNeill - who within the preceding three years had an immediate family member who was an executive officer; and, Mr. McMillan - who is the Chief Executive Officer of the Corporation and is, therefore, not independent. The majority of the director nominees are considered independent, including the Chairman of the Board, Mr. Spross.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following tables summarize the meetings of the Board and its committees held for the year ended December 31, 2006, and the attendance of individual directors nominated for election at the Meeting.

Summary of Board and Committee Meetings Held

Board of Directors	14
Audit Committee	8
Nominating and Corporate Governance Committee (1)	3
Compensation Committee(1)	2
Nominating, Corporate Governance & Compensation Committee(1)	3
Reserves Committee	3
Safety, Health & Environmental (SHE) Committee(2)	1

(1)On August 3, 2006, the Nominating and Corporate Governance Committee amalgamated with the Compensation Committee to form the Nominating, Corporate Governance & Compensation Committee.
(2)The Corporation established the Safety, Health & Environmental (SHE) Committee effective August 3, 2006.

Summary of Director Attendance

Director	Board Meetings Attended	Committee Meetings Attended

Josef Spross(1)	6 of 8	2 of 2
Ronald J. Hicks(2)	8 of 9	9 of 9
Jon MacNeill	14 of 14	2 of 2
Neil McMillan	14 of 14	N/A
Arnie Hillier(3)	14 of 14	18 of 18
Ronald Walker(4)	7 of 10	8 of 11
Robert Termuende(5)	11 of 14	15 of 19

(1) Mr. Spross was appointed to the Board August 3, 2006.
(2) Mr. Hicks was appointed to the Board May 9, 2006.
(3) Mr. Hillier retired from the Board effective December 31, 2006.
(4) Mr. Walker retired from the Board effective October 4, 2006.
(5) Mr. Termuende retired from the Board effective March 20, 2007.

Following certain meetings, the Board and its committees may conduct “in camera” sessions, at which no Management directors or members of Management are present. The in camera sessions of the Board are held at such times as the independent directors or the Chairman of the Board determine advisable. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the Corporation. During the year the Board held six in-camera meetings.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Corporation’s Board of Directors in its oversight of: (i) the integrity of the Corporation’s financial statements; (ii) the qualifications and independence of the Corporation’s external auditor, KPMG LLP; (iii) the performance of KPMG LLP; (iv) the adequacy and effectiveness of internal controls; and (v) the Corporation’s compliance with legal and regulatory requirements. The Audit Committee operates pursuant to a charter approved by the Board, a copy of which is attached as Appendix C to the Corporation’s annual information form dated March 29, 2007.

The Board has determined that all of the members of the Audit Committee are independent under applicable Canadian and U.S. laws, rules and regulations. The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian Securities Administrators relating to audit committees and the corporate governance standards of the American Stock Exchange. The Board has determined that Ronald J. Hicks (Chair) qualifies as an “audit committee financial expert” as defined by rules of the U.S. Securities and Exchange Commission (SEC).

As set forth in the charter, Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor, KPMG LLP, is responsible for planning and carrying out, in accordance with professional standards, an audit of the Corporation’s annual financial statements. The Audit Committee is responsible for reviewing the adequacy and effectiveness of these activities. During the 2006 fiscal year, the Audit Committee held 8 meetings. Members of the Audit Committee met regularly with KPMG LLP without management present.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and KPMG LLP. In addition, the Audit Committee has discussed with KPMG LLP the responsibilities of KPMG LLP in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the Corporation’s consolidated financial statements.

The Audit Committee has also discussed with KPMG LLP matters arising from the audit that are required to be discussed by Canadian generally accepted auditing standards, and by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect, including: that the audit is performed to obtain reasonable but not absolute assurance as to whether the financial statements are free of material misstatement; the initial selection of and changes in significant accounting policies; the effect of significant accounting policies in controversial or emerging areas; the process used by Management in formulating critical accounting policies and estimates; the basis for the external auditor’s conclusions regarding the reasonableness of the estimates made by Management; the external auditor’s responsibility with respect to information, other than the annual financial statements, that Management prepares and includes in the Annual Report; any disagreements with Management about matters that individually or in the aggregate could be significant to the financial statements or the external auditor’s report; whether Management has consulted with other accountants about auditing and accounting matters; any major issues discussed with management in connection with the appointment of KPMG LLP, including discussions regarding the application of accounting principles and auditing standards and fees; and any serious difficulties encountered while performing the audit.

The Audit Committee has also received written disclosures and the letter from KPMG LLP required by Canadian generally accepted auditing standards, and by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, which disclose all relationships between the Corporation and the external auditor that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of KPMG LLP from the Corporation. The Audit Committee has discussed with KPMG LLP that firm’s independence.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended for approval by the Board the audited financial statements for the year ended December 31, 2006, earnings releases on quarterly and annual results, the 2006 Annual Report and the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2006, to be filed with the SEC.

APPOINTMENT OF AUDITORS

The Audit Committee of the Corporation recommends the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation. KPMG LLP Chartered Accountants were first appointed auditors in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Board.

The aggregate fees for professional services rendered by KPMG LLP for the 2006 and 2005 fiscal years are shown in the table below:

	2006	2005

Audit fees	$ 110,500	$ 92,616
Audit related fees(1)	7,000	39,000
Tax fees(2)	14,430	3,750
All other fees	-	-
Total	$ 131,930	$ 135,366

(1)	Audit related fees are comprised of KPMG LLP services in respect of section 404 requirements of the United States Sarbanes-Oxley Act of 2002.
(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services with permissible categories of non-audit services. The policy prohibits the Company from engaging the auditor for “prohibited” categories of non-audit services.

AMENDMENTS TO THE STOCK OPTION INCENTIVE PLAN AND ISSUANCE APPROVAL

Subject to the approval by ordinary resolution by a majority of the Shareholders at the Meeting, the Corporation will amend its stock option incentive plan (the “Plan”) by: (i) adding consultants as eligible participants under the Plan; (ii) changing from a fixed maximum number of shares issuable pursuant to the Plan to a fixed percentage of shares issuable pursuant to the Plan; (iii) adding specific provisions relating to blackout periods including changing the expiry date of options where the expiry date falls within a blackout period; and (iv) changing its amending procedures (collectively, the “Proposed Amendments”).

The Proposed Amendments provide that options may be granted to directors, officers, key employees and consultants of the Corporation and its subsidiaries. The addition of consultants as eligible participants is consistent with industry practice.

Stock option plans must contain either a fixed maximum number of shares issuable pursuant to the plan or a fixed percentage of issued and outstanding shares issuable pursuant to the plan. Section 4 of the Corporation’s existing Plan specifies a maximum number of its Common Shares issuable pursuant to the Plan, and the Corporation wishes to amend this to specify a fixed percentage of Common Shares issuable pursuant to the Plan.

The current Section 4 reads as follows:

The number of Common Shares that are to be available for option under the Stock Option Plan shall be such number as may, from time to time, be approved by the Board, but Common Shares that were subject to options that have lapsed or been terminated shall thereby become reinstated as Common Shares reserved for options hereunder and, accordingly, may be re-optioned under the Stock Option Plan. The number of Common Shares reserved for the Stock Option Plan by the Board shall not exceed 5,000,000 Common Shares. The Common Shares reserved under this Stock Option Plan together with Common shares reserved under the Employee Stock Purchase Plan (collectively the “Plans”) or any other share compensation arrangement for the Corporation shall not result in:

(a)	the number of Common Shares reserved for issuance pursuant to the Plans exceeding 10% of the outstanding issue;
(b)	the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the outstanding issue;
(c)	the issuance to any one insider and such insider’s associates, within a one-year period, of a number of Common Shares exceeding 5% of the outstanding issue;
(d)	the number of Common Shares reserved for issuance to any one person pursuant to options must not exceed 5% of the outstanding issue.

The proposed Section 4 reads as follows:

COMMON SHARES SUBJECT TO THE PLAN

The maximum number of Common Shares available for option under the Stock Option Plan shall be 9% of the Corporation’s Common Shares as are outstanding from time to time. The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding Common Shares of the Corporation. Also, the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares of the Corporation. The number of Common Shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding Common Shares of the Corporation. Also, the number of Common Shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding Common Shares of the Corporation. Further, the number of Common Shares issuable to any Optionee, at any time, under all security based compensation arrangements, shall not exceed 5% of issued and outstanding Common Shares of the Corporation.

The Corporation is proposing to add provisions dealing with blackout periods. The proposed Section 15 reads as follows:

BLACKOUT PERIODS

Notwithstanding anything else contained herein, options may not be granted or exercised during any period (“Blackout Period”) where the Corporation has knowledge of material information that has not been generally disclosed or the Corporation has imposed a restriction on all or any of its directors, officers, employees, insiders or persons in a special relationship with the Corporation whereby such persons are to refrain from trading in the Corporation's securities until the restriction has been lifted by the Corporation. If an Expiry Date falls within a Blackout Period, such Expiry Date shall automatically and without further action on the part of the Optionee or the Corporation be extended for five (5) business days following the end of the Blackout Period.

The Corporation is also proposing to change the amendment and termination provision of the Plan. These changes will provide better guidance and clarity regarding approval for future amendments and termination.

The current Section 14 reads as follows:

AMENDMENT AND TERMINATION

The Board may at any time terminate the Stock Option Plan with respect to any Common Shares not at the time subject to option, and the Board may at any time amend any of the provisions of the Stock Option Plan subject to obtaining any required approval of applicable stock exchanges or other regulatory authorities, provided that such amendment may not, without the consent of the Optionee, adversely affect or impair any option previously granted to any Optionee under the Stock Option Plan.

The proposed Section 15 (provision to be re-numbered) reads as follows:

AMENDMENT AND TERMINATION

The Board may amend, suspend or terminate the Stock Option Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Stock Option Plan: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan; ii) a change to the vesting provisions of any option or the Stock Option Plan; iii) a change to the termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, so long as that change does not entail an extension beyond the original expiry date; iv) the addition or modification of a cashless exercise feature, payable in cash or securities, which provides for a full deduction in the number of underlying securities from the Stock Option Plan reserve; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange); and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). Amendments to the Stock Option Plan may be made in accordance with the provisions herein, provided that such amendment may not, without the consent of the Optionee, adversely affect or impair any option previously granted to any Optionee under the Stock Option Plan.

Shareholder approval will be required for any amendments to the Stock Option Plan which result in i) a change to the number of Common Shares reserved or the fixed maximum percentage of Common Shares issuable under the Stock Option Plan; ii) any reduction in exercise price, including the cancellation and reissue of any option at an exercise price lower than that of the cancelled option; iii) the extension of the term of an option beyond the option’s original expiry date; iv) a change to the eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any other amendment to limits previously imposed on non-employee director participation; and v) the ability to transfer or assign options granted under the Stock Option Plan except for normal estate settlement purposes. Further, shareholder approval, excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment, is required for: i) a reduction in the exercise price or purchase price of the Common Shares; or ii) an extension of the term under the Stock Option Plan, which is of benefit to an insider of the Corporation.

A copy of the amended Plan will be available for inspection at the Meeting and at the Corporation's head office, Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, during normal business hours up to and including the date of the meeting.

In anticipation of Shareholder approval of the Proposed Amendments, the Corporation issued options (the “Options”) to optionees in excess of the current maximum number of shares issuable pursuant to the Plan but within the maximum to be adopted upon implementation of the Proposed Amendments as follows:

Name	Number of Securities Underlying Options (#)	Option Exercise Price ($)	Option Expiration Date

Josef Spross	50,000	1.72	January 1, 2017
Ronald J. Hicks Jon MacNeill Bob Termuende Ted Nieman J. Robert Kowalishin Brian Skanderbag	50,000 50,000 50,000 50,000 50,000 100,000	1.72 1.72 1.72 1.59 1.86 1.70	January 1, 2017 January 1, 2017 January 1, 2017 January 5, 2017 March 20, 2017 March 29, 2017

Shareholders will be asked at the Meeting to approve by ordinary resolution the issuance of the Options. If the ordinary resolution authorizing and approving the Proposed Amendments and the Options is not passed by the shareholders, the Plan will not be amended in the manner proposed and the Options will not be exercisable. However, the current Plan along with those options granted within the prescribed, unamended issuance limit of the Plan will continue to be of full force and effect.

AMENDMENTS TO EMPLOYEE SHARE PURCHASE PLAN

Subject to the approval by ordinary resolution by a majority of the Shareholders at the Meeting, the Corporation will amend its employee share purchase plan (the “ESPP”) by: (i) setting the maximum number of Common Shares issuable pursuant to the ESPP to a fixed percentage of issued and outstanding Common Shares; and (ii) changing its amending procedures (collectively, the “Proposed ESPP Amendments”). If the ordinary resolution authorizing and approving the Proposed ESPP Amendments is not passed by the shareholders, the ESPP will not be amended in the manner proposed. The current ESPP will, however, continue to be of full force and effect.

Security based compensation arrangements such as the ESPP must contain either a fixed maximum number of shares issuable pursuant to the plan or a fixed percentage of issued and outstanding shares issuable pursuant to the plan. Section 5.1 of the Corporation’s existing ESPP does not currently provide a maximum amount but instead specifies that the number of Common Shares issuable pursuant to the ESPP may be set by the directors of the Corporation from time to time. The Corporation wishes to amend this to specify a fixed percentage of Common Shares issuable pursuant to its ESPP.

The current Article 5.1 reads as follows:

The number of Common Shares of the Company that shall, at any time and from time to time, be available for issue under this Employee Purchase Plan shall be such number as may, from time to time, be approved by the board of directors of the Company in its discretion, subject to receipt of all required shareholder and regulatory approvals, if any.

The proposed Article 5.1 reads as follows:

The maximum number of Common Shares of the Company available for issue under this Employee Purchase Plan shall be 5% of the Company’s Common Shares as are outstanding from time to time. The number of Common Shares of the Company issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding Common Shares of the Company. Also, the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares of the Company. The number of Common Shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding Common Shares of the Corporation. Also, the number of Common Shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding Common Shares of the Corporation.

The Corporation is proposing to change the amendment and termination provision of the ESPP. These changes will provide better guidance and clarity regarding approval for future amendments and termination.

The current Article 12 reads as follows:

12.1
From time to time the Company may amend any provisions of the Employee Share Purchase Plan and, with the consent of the Trustee, any provisions of the Trust Agreement, but no amendment of the Employee Share Purchase Plan or the Trust Agreement, shall divest any Participant of their entitlement to vested Shares or any rights a Participant may have in respect of the vested Shares.

12.2	The Company expects the Employee Share Purchase Plan to continue indefinitely, however, the Company reserves the right to terminate the Plan at any time.

The proposed Article 12 reads as follows:

The board of directors of the Company (the “Board”) may amend, suspend or terminate the Employee Share Purchase Plan or the Trust Agreement, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body.

Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Trust Agreement (with the consent of the Trustee) or the Employee Share Purchase Plan, as applicable (the Trust Agreement and the Employee Share Purchase Plan are, in this Article 12, collectively referred to as the “Plan”): i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; ii) a change to the vesting provisions of any Share or the Plan; iii) a change to the termination provisions of the Plan; iv) amendments respecting the amount of, manner of payment of, suspension of or notice respecting a Participant’s contributions or Shares contributed by the Company and all matters related thereto; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange); viii) a change to the enrollment provisions of the Plan; ix) revisions to the eligibility requirements of the Plan including limiting or expanding the class of persons that may participate in the Plan; x) a change to the method of allocation, acquisition and vesting of Shares under the Plan; xi) amendments respecting the treatment of dividends and voting rights; xii) a change to the settlement procedure and satisfaction of Participant rights under the Plan and all matters supplemental thereto; and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

Subject to the foregoing and without intending to require any additional shareholder approval for any existing provisions of the Plan, shareholder approval will be required for any amendments to the Plan which result in i) a change to the limit on employee contributions under the Plan; ii) where the Company makes no contribution under the Plan, a discount being applied to the Issue Price of a Share under the Plan where such discounted Issue Price is less than 80% of the undiscounted Issue Price; iii) where the Company makes a contribution under the Plan, an increase in Company contributions such that the Company contributes an amount greater than 20% of Participant contributions; iv) the extension of any offering period to a period greater than 27 months; and v) potential dilution under the Plan, when combined with all other equity-based plans, being 10% of outstanding Shares or more.

Amendments to the Plan may be made in accordance with the provisions herein, provided that, notwithstanding anything contained herein, no amendment of the Plan shall divest any Participant of their entitlement to vested Shares or any rights a Participant may have in respect of the vested Shares.

A copy of the amendment to the ESPP will be available for inspection at the Meeting and at the Corporation's head office, Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, during normal business hours up to and including the date of the Meeting.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2008 annual meeting of the Corporation is December 31, 2007.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Director Compensation

The Nominating, Corporate Governance & Compensation Committee reviews director compensation every year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members, and to remain competitive with director compensation trends of the Corporation’s peer group. To do so, the Committee uses industry comparative data and may, from time to time, retain independent external consultants to assist in reviewing director compensation.

In 2006, the Board of Directors approved changes to director’s compensation. Effective January 1, 2007, the annual compensation for non-employee directors for their service on the board of directors is set forth below:

Annual Retainer:         $25,000 for Chairman of the Board;
$20,000 for Chairman of the Audit Committee;
$17,500 for Chairman of each Standing Committee;
$15,000 for each Director.

Attendance fees:         $1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee meeting;
$1,500 for each Audit Committee meeting;
Where there is more than one meeting on the same day as a Board meeting, certain attendance fees are reduced.

Stock Option Award:    10,000 fully-vested Common Shares for each director as of January 1 of each year, or upon appointment;
                     50,000 Common Shares vesting over four years for each director upon appointment.

In 2006, the Corporation paid each of its directors who were not also employees of the Corporation an annual retainer of $10,000 as well as $500 per day, with the Chairman of the Board receiving $1,000 per day, for attendance personally or by telephone conference at board and/or committee meetings. In addition, non-employee directors received 10,000 stock options of the Corporation.

The following table shows the compensation paid to the Corporation’s non-employee directors for the year ended December 31, 2006.

2006 Directors’ Compensation

Name	Board Retainer Fees ($)	Attendance Fees ($)	Option Awards(1) ($)	Other Fees(2) ($)	Total Fees ($)
Josef Spross Ronald J. Hicks Jon MacNeill Arnie Hillier Ronald Walker Robert Termuende	5,000 6,400 10,000 10,000 8,000 10,000	3,500 4,500 7,500 23,000 4,000 6,000	8,531 10,538 6,859 6,859 6,859 6,859	- - 30,000 - - -	17,031 21,438 54,359 39,859 18,859 22,859

(1) Amounts shown reflect amounts of Stock Option Awards recognized in 2006 for financial statement reporting purposes using the Black-Scholes option-pricing model. Refer to Note 12 of the Company’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of the Stock Option Awards.

(2) Mr. MacNeill, on a special assignment regarding oil & gas operations, was paid additional fees totalling $30,000.

To encourage alignment of the interests of the directors and the shareholders, each director is expected to own, or acquire within three years of becoming a director, at least 20,000 Common Shares of the Corporation. This policy is effective January 1, 2007. The following table shows each director’s current Corporation Common Share holdings:
2006 Directors’ Share Ownership

Name	Number of Common Shares
Josef Spross Ronald J. Hicks Jon MacNeill Arnie Hillier Ronald Walker Robert Termuende	- 10,000 - 73,221 - -

REPORT ON EXECUTIVE COMPENSATION

The Nominating, Corporate Governance & Compensation Committee (the “Committee”) acts as the Compensation Committee of the Board and is comprised solely of independent directors. This report on executive compensation is presented by the Committee. The Committee advises the Board on compensation principles, policies, programs and plans designed to achieve the strategic goals and financial objectives of the Corporation. Each year, the Committee also reviews senior management succession plans.

The Committee designs its shareholder-return focused executive compensation policies and programs with the objective of attracting, motivating and retaining the highest quality executives. The Committee’s goal is to compete in the market for high calibre individuals with the talent and capabilities necessary for success. The executive compensation program and its various components is constructed to reflect market practices. Several components of this compensation vary with results, aligning executive interests with the interests of the Corporation’s shareholders. The executive compensation is also designed to provide an incentive to executives to achieve other objectives in a matter consistent with the strategic plan.

The compensation package for executive officers, including the Chief Executive Officer, has three primary elements: i) annual base salary; ii) annual incentive opportunity; and iii) long-term incentive. Executives also participate in certain other benefits, such as general health, life and disability insurance plans, most of which are available to all salaried employees. The base salary reflects the value an individual brings to the Corporation on an everyday basis. The annual incentive is designed to reward achievements during a given year, and the long-term incentive serves to drive performance that reflects shareholder interests and provides rewards commensurate with investor returns.

To ensure that compensation is competitive, survey information on peer group mining companies is periodically obtained from consultants and other external independent sources. The Committee also reviews compensation information found in the annual proxy statements of mining companies of similar size and scope.

Base Salary

The base salary provides an executive with basic compensation and reflects the value of the employee in the market as well as their historic contribution to the Corporation’s success. The Nominating, Corporate Governance & Compensation Committee reviews executive salaries annually. In determining the Chief Executive Officer’s base salary the Committee considers a number of factors including peer group data, the scope of his responsibilities and the performance assessment from Board members.

Annual Incentive

Annual incentive compensation is based on yearly results. The annual incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial and strategic objectives. The annual incentive communicates to executives the key accomplishments the Committee wishes to reward and ensures that overall executive compensation correlates with Corporate objectives. The annual incentive component is structured to reward not only increased value for shareholders but also performance with respect to key operational factors and non-financial goals important to long-term success.

Annual incentive bonuses for 2006 were awarded in 2007 after finalization of the Company’s financial statements for the year. The Nominating, Corporate Governance and Compensation Committee determined the bonus based on three primary components: cash flow improvement; share price performance; and, assessments, submitted by each director, of the Chief Executive Officer’s performance.

Long Term Incentive Compensation

The long-term incentive component of executive compensation is designed to ensure commonality of interests between management and shareholders. This is accomplished by connecting shareholder return and long-term compensation, motivating executives to achieve long-range objectives that directly benefit shareholders.

Stock options reward executives for growth in the value of Company stock over the long term. This is the high risk, high-return component of the executive total compensation program because stock options deliver value to an executive only if the share price is above the grant price.

During 2006, each of the Named Executive Officers received stock options. Mr. McMillan was awarded 200,000 stock options while Mr. Johnson and Mr. Groves were each awarded 100,000. The options awarded have a grant date of January 1, 2006, a strike price of $1.15, a three year vesting period and expire ten years from the date of grant.

The following table sets forth the compensation for the Chief Executive Officer, the Chief Financial Officer, the former Chief Executive Officer and Chief Financial Officer and the other most highly compensated Executive Officers (collectively the “Named Executive Officers”) for the year ended December 31, 2006 and for each of the preceding two years:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option(5) Awards ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)	Total
W.R. MacNeill(1) Chairman until April 27, 2005	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	53,333	Nil	Nil	Nil	Nil	Nil	546	53,879
	2004	160,000	Nil	Nil	Nil	Nil	Nil	845	160,845
A. Hillier(2) CEO and CFO from Until Feb 28, 2004.	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	26,667	Nil	Nil	Nil	Nil	Nil	380	27,047
N. McMillan President & CEO	2006	160,000	60,000	45,725	Nil	Nil	Nil	10,726	276,451
	2005	160,000	Nil	Nil	Nil	Nil	Nil	2,103	162,103
	2004	160,000	Nil	Nil	Nil	Nil	Nil	2,027	162,027
R. Johnson(3) V.P. Finance & CFO	2006	120,000	45,000	22,864	Nil	Nil	Nil	8,925	196,789
	2005	101,400	Nil	Nil	Nil	Nil	Nil	1,527	102,927
	2004	94,200	Nil	Nil	Nil	Nil	Nil	1,622	95,822
R. Gagnon(4) COO	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	52,100	Nil	Nil	Nil	Nil	Nil	Nil	52,100
	2004	123,800	50,000	Nil	Nil	Nil	Nil	416	173,800
B. Groves(5) V.P. Corporate Development	2006	120,000	45,000	22,864	Nil	Nil	Nil	3,135	190,999
	2005	20,000	Nil	52,550	Nil	Nil	Nil	Nil	72,550
P. Hannon(6) V.P. Exploration	2006	60,000	22,500	68,590	Nil	Nil	Nil	3,922	155,012
	2005	17,400	Nil	Nil	Nil	Nil	Nil	124	17,524

(1)
Mr. W.R. MacNeill retired as an officer and director of the Corporation on April 27, 2005. The salary reported for Mr. W. R. MacNeill was the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.

(2)
Mr. A. Hillier retired as an officer of the Corporation on February 28, 2004. He continued to act as a director of the Corporation and was appointed Chairman of the Board on April 27, 2005. Mr. Hillier retired from the Board on December 31, 2006.

(3)	Mr. R. Johnson was first appointed CFO on February 28, 2004.
(4)	Mr. R. Gagnon retired as COO of the Corporation on May 31, 2005.
(5)	Mr. B. Groves was first appointed V.P. Corporate Development on November 1, 2005.
(6)	Mr. P. Hannon was first appointed V.P. Exploration in November 1, 2005 and resigned June 30, 2006.
(7)
Amounts shown reflect amounts of Stock Option Awards recognized in 2006 for financial statement reporting purposes using the Black-Scholes option-pricing model. Refer to Note 12 of the Company’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of the Stock Option Awards.

The Corporation does not have any formal written contracts of employment in place with its Named Executive Officers.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table details the options exercised and aggregate value realized during the year ended December 31, 2006 by the Named Executive Officers, the number of options held by the Named Executive Officers at year end, and the year-end value of unexercised in-the-money options held by such individuals at December 31, 2006.
Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/Unexercisable
W.R. MacNeill A. Hillier N. McMillan R. Johnson B. Groves R. Gagnon P. Hannon	- 100,000 - - - 125,000 -	- 107,500 - - - 46,750 -	600,000 / - 500,000 / - 666,667 / 133,333 123,333 / 66,667 133,333 / 66,667 115,000 / - 200,000 / -	491,000 / - 203,000 / - 360,000 / 76,000 63,000 / 38,000 103,000 / 38,000 47,050 / - 120,000 / -

The following table summarizes outstanding equity awards as at December 31, 2006.

2006 Outstanding Equity Awards
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercisable Option (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Neil McMillan	150,000 50,000 200,000 200,000 200,000	- - - - 133,333(1)	1.85 1.32 1.30 .53 1.15	August 5, 2007 December 15, 2008 July 26, 2009 December 27, 2011 January 1, 2016
Rick Johnson	50,000 30,000 10,000 100,000	- - - 66,667(1)	1.80 .53 .90 1.15	January 6, 2008 December 27, 2011 November 29, 2012 January 1, 2016
Brian Groves	100,000 100,000	- 66,667(1)	.88 1.15	November 7, 2015 January 1, 2016
Pat Hannon	50,000 50,000 100,000	- - -	1.28 .90 1.15	October 2, 2009 October 2, 2009 October 2, 2009
Ray Gagnon	10,000 30,000 75,000	- - -	1.32 1.71 1.15	May 31, 2008 May 31, 2008 May 31, 2008

(1) Vesting dates remaining are January 1, 2007 and January 1, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses the particulars of securities issued under equity compensation plans as of December 31, 2006.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	3,380,000	$1.17	236,000
Equity compensation plans not approved by security holders	-	-	-
Total	3,380,000	$1.17	236,000

(1)	All securities under option are Common Shares.
(2)
Employee Share Purchase Plan - Under the plan, eligible employees may contribute up to 5% of their basic salary and the Corporation shall contribute Common Shares in an amount equal to 50% of the employee’s contribution. Common Shares of the Corporation are issued to employees on a weighted average market price over a specific period. The Company has reserved 1,750,000 Common Shares for issuance pursuant to this plan, of which 1,429,881 Common Shares have been issued.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

On April 19, 1996, the Corporation established the Plan for directors, officers and key employees of the Corporation and its subsidiaries to purchase Common Shares. The purpose of the Plan is to provide an incentive for directors, officers and key employees of the Corporation and its subsidiaries to directly participate in the Corporation's growth and development by providing them with the opportunity through options on Common Shares to acquire an increased financial interest in the Corporation. The Corporation proposes to amend the Plan in the manner set out under “Amendments to the Stock Option Incentive Plan” on page 6.

Options may be granted from time to time and subject to regulatory approval by the Board at an exercise price to be determined by the Board, which exercise price shall not be less than the market price of the Common Shares on the date of issuance.

The number of Common Shares currently reserved for issuance under the Plan shall not exceed 5,000,000 Common Shares, representing approximately 6.6% of the Corporation's issued and outstanding Common Shares, of which, as of December 31, 2006, 4,764,000 Common Shares, representing 6.2% of the Corporation's issued and outstanding Common Shares, have been issued. As set out under “Amendments to the Stock Option Incentive Plan”, the Corporation proposes to increase the maximum number of Common Shares available for issuance under the Plan to 10% of the Corporation's Common Shares issued and outstanding from time to time.

EMPLOYEE SHARE PURCHASE PLAN

On August 1, 1999, the Corporation established the ESPP. The purpose of the ESPP is to assist participating employees of the Corporation to purchase Common Shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP. The Corporation proposes to amend the ESPP in the manner set out under “Amendments to Employee Share Purchase Plan” on page 9.

Full time employees that are not then a director or officer of the Corporation, are not then participating in the Plan discussed above and have completed at least six months employment with the Corporation and those participating in the Plan that do not have options for more than 25,000 shares vested under the Plan, may elect to participate in the ESPP. Should the vested options of an employee that participates in the Plan exceed the above amount at any time during a calendar year, the employee will be allowed to participate in the ESPP until the end of the calendar year.
Each participant may elect to contribute up to 5% of his or her basic salary. The Corporation contributes Common Shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end. The Corporation has reserved 1,750,000 Common Shares for issuance under the ESPP, representing approximately 2.3% of the Corporation's issued and outstanding Common Shares, of which, as of December 31, 2006, 1,429,881 Common Shares, representing approximately 1.9% of the Corporation's issued and outstanding Common Shares, have been issued. As set out under “Amendments to the Stock Option Incentive Plan”, the Corporation proposes to increase the maximum number of Common Shares available for issuance under the ESPP to 10% of the Corporation's Common Shares issued and outstanding from time to time.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares for the last five fiscal years beginning December 31, 2001 to December 31, 2006, with the cumulative total shareholder return on the S&P/TSX Composite Index and the AMEX Market Value (US and Foreign) Index.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Claude Resources Inc., The AMEX Composite Index
And The S & P/TSX Composite Index

	Dec 01	Dec 02	Dec 15/03	Dec 03	Dec 04	Dec 05	Dec 06
Claude Resources Inc.	100.00	274.07		400.00	240.74	212.96	318.52
AMEX Composite	100.00	100.08		144.57	178.46	220.35	262.17
S & P/TSX Composite	100.00	87.56		110.96	127.03	157.68	184.89
Claude Resources Inc. (AMEX)			100.00	109.09	70.13	64.29	95.45

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

DIRECTORS' AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $10 million per occurrence and to an aggregate total of $10 million in each policy year subject to a deductible to ($250,000 on Security claims) to be paid by the Corporation. The annual premium is $130,000.

CORPORATE GOVERNANCE

In accordance with Canadian Securities Administrators’ National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), the Corporation annually discloses information relating to its system of corporate governance. Details of the Corporation’s corporate governance practices are described in Appendix A to this Management Information Circular. As well, in accordance with the requirements of NI 58-101, the text of the Corporation’s Board of Directors Mandate is set forth in Appendix B. Certain of the duties and responsibilities of the Board have been delegated to committees of the Board, as described below. During the year ended December 31, 2006, the Board had four committees - the Audit Committee, the Nominating, Corporate Governance & Compensation Committee, the Reserves Committee and the Safety, Health & Environment Committee. The Corporation established the Safety Health & Environment Committee effective August 31, 2006.

Audit Committee

The Audit Committee is comprised of Ronald J. Hicks, (Chair), Ted Nieman, J. Robert Kowalishin and Josef Spross. All members are directors who are considered independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committee” (“NI 52-110”). The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities as they relate to: the integrity of the Corporation’s financial statements, accounting policies, internal controls (including disclosure controls) and financial reporting practices; the selection, communication and determination of independence of the external auditors; and compliance with the Corporation’s policies for conducting business including its Code of Ethics and Whistle Blower Policy.

Reserves Committee

The Reserves Committee is comprised of Josef Spross (Chair), Robert W. Termuende and Ronald J. Hicks. All members are directors who are considered independent within the meaning of NI 52-110. This Committee reviews the independent engineers oil and gas reserves report and meets with these independent engineers to review the methodology used in estimating the reserves. The Committee reviews the adequacy of the information available to the independent engineers and the cooperation of Management in making such information available.

Nominating, Corporate Governance & Compensation Committee

The Nominating, Corporate Governance and Compensation Committee is comprised of Ronald J. Hicks (Chair), Ted Nieman, J. Robert Kowalishin and Josef Spross. All members are directors who are considered independent within the meaning of NI 52-110. The Nominating, Corporate Governance and Compensation Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities as they relate to identifying individuals qualified to become directors and developing, monitoring and recommending to the Board a set of Corporate Governance principles. As well, the Committee annually reviews and determines the compensation provided to the Corporation’s directors, Chief Executive Officer and other executive officers. This Committee is responsible for succession planning of the Corporation’s senior management positions.

Safety, Health & Environment Committee

The Safety, Health & Environment Committee is comprised of Josef Spross (Chair), Ronald J. Hicks, J. Robert Kowalishin and Jon MacNeill. The Safety, Health & Environment Committee’s primary purpose is to assist the Board in its oversight of safety, health and environmental matters, including monitoring the implementation and management of the Company’s policies, procedures and practices. The Committee will also receive and review periodic operational, compliance and material incident reports and report to Management and the Board with any recommendations.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests or communicate in writing to: Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 224-4th Avenue South, Saskatoon, SK S7K 5M5 or via e-mail to clauderesources@clauderesources.com, Attention: Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (MD & A) for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular has been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Josef Spross	/s/ Rick Johnson

Josef Spross	Rick Johnson
Chairman	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan March 29, 2007

Appendix A

Corporate Governance Disclosure Required Under NI 58-101
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.
The Board has determined that five of the seven directors are “independent” within the meaning of NI 52-110. The four independent directors are Josef Spross, Ronald J. Hicks, Ted Nieman, J. Robert Kowalishin and Ray McKay.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Jon R. MacNeill is not considered independent according to NI 52-110 as, within the preceding three years an immediate family member of the director was an executive officer. Neil McMillan is the Chief Executive Officer of the Corporation and is therefore not independent.

(c)	Disclose whether or not a majority of the directors are independent.	Five of seven of the Corporation’s directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in the “Election of Directors” section of this Management Information Circular.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance	During 2006, the Board held six of these “in-camera” meetings.
(f)	Disclose whether or not the chair of the board is an independent director	Josef Spross, the Chairman of the Board, is an independent director.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Directors Attendance At Meetings” Section of the Information Circular.
2.	Mandate of the Board of Directors Disclose the text of the board’s written mandate.	The Board’s Mandate is attached to the Information Circular as Appendix B.
3.	Position Description
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	Position descriptions for the chair of the Board and each Board committee chair have been developed and approved by the Board.
(b)	Disclose whether or not the board and the CEO have developed a written position description for the CEO.	A written position description for the Chief Executive Officer has been developed and approved by the Board.

4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors and the nature and operation of the issuer’s business.
The Corporation has an orientation and education program in place for current and new directors. All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its committees, and other relevant corporate and business information, including property tours.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Board has adopted written codes of ethics for both directors, officers and employees. The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

Annual compliance certification is required from each director, officer and employee.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(i)	disclose how a person or company can obtain a copy of the code;
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict.
(c)	Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board
The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Nominating, Corporate Governance & Compensation Committee. The Committee will work with the Board to determine the competencies and skills the Board considers necessary to complement each existing director.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors	The Nominating, Corporate Governance & Compensation Committee is independent.
(c)	If the board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.	The Nominating, Corporate Governance & Compensation Committee is comprised of independent directors.
7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	To ensure that compensation is competitive, survey information on peer group mining companies is obtained from time to time.
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors.	Each of the three directors who comprise the Nominating, Corporate Governance & Compensation Committee are independent.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	A description of the Corporation’s Nominating, Corporate Governance & Compensation Committee is fully disclosed in the “Corporate Governance” Section of the Information Circular.
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.
The Corporation has not retained a compensation consultant or advisor to assist in determining the compensation for directors and officers in 2006.
8.	Other Board Committees
	If the board has standing committee other than the audit and nominating, corporate governance and compensation committees, identify the committees and describe their function.	A description of the Corporation’s standing Committee’s is fully disclosed in the “Corporate Governance” Section of the Information Circular

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Nominating, Corporate Governance & Compensation Committee is responsible for ensuring that self- assessment questionnaires are completed and assessed annually for each Board member.  The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

Appendix B

Claude Resources Inc.
Board of Directors Charter

I.	Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business. It’s primary responsibility is to ensure the long-term success of the Corporation consistent with its fiduciary responsibility to maximize shareholder value.

II.	Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, on recommendation of the Nominating, Corporate Governance & Compensation Committee, in accordance with the Corporation’s articles and bylaws.

III.	Meetings

The time and place of the meetings shall be held and the calling of the meetings and procedure in all things at these meetings shall be determined by the Board in accordance with the Corporation’s articles, bylaws and applicable laws. A majority of the members of the Board of Directors shall constitute a quorum.

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings. Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees, in person or via teleconference, on which they serve. Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

IV.Responsibilities and Duties

Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management and its committees and by reserving certain powers for itself. Any responsibility not delegated to management or a committee of the Board remains with the Board. Subject to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)  planning its composition and size;
b) selecting its Chair and approving the Chair’s position description;
c) nominating candidates for election to the Board;
d) determining independence of Board members;
e) appointing committees of the Board, membership of directors thereon, and its Chair; and
f) determining director compensation; and
g) assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

a)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)	approving a position description for the CEO;
c)	reviewing CEO performance at least annually, against agreed-upon written objectives;
d)	approving decisions relating to senior management, including the:
i)	appointment and discharge of officers of the Company and members of the senior leadership team;
ii)	compensation and benefits for members of the senior leadership team;
iii)	acceptance of outside directorships on public companies by executive officers;
iv)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers; and
e)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
b)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
c)        approve capital commitment and expenditure budgets and related operating plans;
d)        approve financial and operating objectives used in determining compensation;
e)        approve property divestitures and acquisitions of $1,000,000 or more.

Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
b)        monitor operational and financial results;
c)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
d)        approve the Management Proxy Circular, Annual Information Form, Form 40F and documents incorporated by reference therein;
e)        approve financings and issue and repurchase of shares, issue and redemption of debt securities;
f)        approve appointment and monitor independence of external auditors;
g)        approve banking resolutions and significant changes in banking relationships;
h)        approve appointments, or material changes in relationships with corporate trustees;
i)         approve all awards of stock, stock options and other incentive compensation awards and other compensation to executive officers pursuant to the Company’s executive plans and programs;
j)         approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
k)        approve spending authority guidelines; and
l)         approve the commencement or settlement of litigation that may have a material impact on the Company;

Business and Risk Management

The Board has the responsibility to:

a)
take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

b)	review reports on capital commitments and expenditures relative to approved budgets;
c)        review operating and financial performance relative to budgets or objectives;
d)
receive, on a regular basis, reports from its committees on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

e)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

Policies and Procedures

The Board has responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;
b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
c)	provide policy direction to management while respecting their responsibility for day-to-day management of the Company’s businesses; and
d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
b)	approve interaction with shareholders on all items requiring shareholder response or approval;
c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
f) report annually to shareholders on the Board’s stewardship for the preceding year.

General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
c)        approving the Company’s legal structure, name and logo; and
d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.